QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian Dollars)

		April 30,	July 31,
	Note	2019	2018

Assets

Current assets
Cash		$111,548	$67,205
Amounts receivable and other assets	3	17,274	7,828
		128,822	75,033

Non-current assets
Mineral property interests	4	1	1

Total assets		$128,823	$75,034

Liabilities and Shareholders’ Deficit

Current liabilities
Amounts payable and other liabilities	6	$7,002	$–
Due to related parties	7	3,081,047	2,916,973
		$3,088,049	$2,916,973
Shareholders’ deficit
Share capital	5(a)	26,548,981	26,548,981
Reserves		592,011	592,011
Accumulated deficit		(30,100,218)	(29,982,931)
Total shareholders’ deficit		(2,959,226)	(2,841,939)

Total liabilities and shareholders’ deficit		$128,823	$75,034

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson

Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended April 30,		Nine months ended April 30,
	Note	2019	2018	2019	2018
Expenses
General and administration
Legal, accounting and audit		3,722	166	20,306	21,400
Office and miscellaneous		11,665	18,660	35,359	84,871
Regulatory, trust and filing		7,590	8,578	21,600	29,148
Salaries and benefits	7(b)	13,054	11,456	37,466	58,381

Operating expenses		(36,031)	(38,860)	(114,731)	(193,800)

Other items
Interest income		712	957	1,289	1,961
Foreign exchange loss		2	(21)	(153)	(503)
Finance expense	7(c)	(2,459)	–	(3,692)	–
Loss and comprehensive loss for the period		$(37,776)	$(37,924)	$(117,287)	$(192,342)

Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.04)	$(0.06)

Weighted average number of common shares outstanding
(basic and dilutive)		3,347,137	3,347,137	3,347,137	3,347,137

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS’ DEFICIENCY

(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share Capital		Reserves
	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders’ deficiency
Balance at August 1, 2017	2,929,989	$26,090,118	$592,011	$(29,748,464)	$(3,066,335)
Shares issued pursuant to private placement	417,148	$458,863	–	–	458,863
Loss for the period	–	–	–	(192,342)	(192,342)
Balance at April 30, 2018	3,347,137	26,548,981	$592,011	$(29,940,806)	$(2,799,814)

Balance at August 1, 2018	3,347,137	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)
Loss for the period	–	–	–	(117,287)	(117,287)
Balance at April 30, 2019	3,347,137	$26,548,981	$592,011	$(30,100,218)	$(2,959,226)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

		Nine months ended April 30,
	Note	2019	2018
Operating activities
Income (loss) for the period		$(117,287)	$(192,342)
Adjusted for:
Interest income		(1,289)	(1,961)

Changes in working capital items:
Amounts receivable and other assets		(9,446)	(13,930)
Amounts payable and other liabilities		7,002	2,003
Due to related parties	7(b)	60,382	(374,363)
Net cash used in operating activities		(60,638)	(580,593)

Investing activities
Interest received		1,289	1,961
Net cash provided by investing activities		1,289	1,961

Financing activities
Proceeds from related party loan	7(c)	100,000	458,863
Interest accrued on related party loan		3,692	–
Net cash used in financing activities		103,692	458,863

Decrease in cash		44,343	(119,769)
Cash, beginning of the period		67,205	225,910
Cash, end of the period		$111,548	$106,141

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature and Continuance of Operations

Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities. During the year ended July 31, 2018, the Company consolidated its share capital on a ten-to-one basis. These condensed consolidated financial statements reflect the share consolidation; all common shares have been retroactively restated.

These condensed consolidated interim financial statements (the “Financial Statements”) of the Company as at and for three and nine months ended April 30, 2019, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at April 30, 2019, the Company had cash of $111,548, a working capital deficit, and negative net assets. The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at April 30, 2019, were payable to Hunter Dickinson Services Inc. (“HDSI”), a related party with whom the Company has reached a debt settlement agreement (note 7(b)).

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards (“IFRS”) for annual financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company’s profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2018. Results for the period ended April 30, 2019, are not necessarily indicative of future results.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on June 5, 2019.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2018.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At April 30, 2019, and July 31, 2018, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Changes in accounting policies and new accounting pronouncements

IFRS 9, Financial Instruments

On January 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety.

The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

New standards and interpretations issued by IASB, or modification of existing standards, applicable during the current period do not have material impact on these Financial Statements.

IFRS 16, Leases

The IASB issued IFRS 16, Leases (“IFRS 16”) in January 2016, effective for annual periods commencing on or after January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the term of the lease is twelve months or less or the underlying asset has a low value. Lessor accounting however remains substantially unchanged from IAS 17 and the distinction between operating and finance leases is retained.

The adoption of IFRS 16 did not have an impact on these financial statements.

3.	Amounts Receivable and Other Assets

	April 30, 2019	July 31, 2018
Current:
Sales tax receivable	$1,943	$1,321
Prepaid insurance	15,331	6,491
Vendor credit	̶	16
Total	$17,274	$7,828

4.	Mineral Property Interests

	April 30, 2019	July 31, 2018
Angel’s Camp royalty	$1	$1

Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The royalty is recorded at a nominal amount of $1.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

5.	Capital and Reserves

(a)	Authorized share capital

At April 30, 2019, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. No preferred shares have been issued to date. All issued common shares are fully paid.

On December 27, 2017, the Company completed a private placement and issued 417,148 common shares at a price of $1.10 for gross proceeds of $458,863.

(b)	Stock Consolidation

On December 29, 2017, the Company announced consolidation (the “Consolidation”) of its common shares on the basis of one (1) post-Consolidation common share for every ten (10) pre-Consolidation common shares effective on January 2, 2018. The Consolidation was approved by the TSX-V, and a related bulletin was issued by TSX-V on December 29, 2017.

The Consolidation was undertaken to better position the Company to pursue its business plan. Prior to the Consolidation, the Company had 33,470,995 common shares outstanding. Following the Consolidation, the Company has 3,347,137 common shares outstanding. The Company’s name was not changed in conjunction with the Consolidation.

6.	Amounts Payable and Other Liabilities

	April 30, 2019	July 31, 2018
Amounts payable	$7,002	$	̶

7.	Related Party Balances and Transactions

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

The Company compensated key management personnel as follows:

	Three months ended April 30,		Nine months ended April 30,
	2019	2018	2019	2018
Short-term employee benefits, including salaries	$6,288	$4,400	$16,438	$25,404

Short-term employee benefits include salaries, and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company’s management believes that HDSI, a private entity, has the power to participate in the financial or operating policies of the Company. Michael Lee and Trevor Thomas are officers of the Company and are employees of HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

Transactions with HDSI parties were as follows:

	Three months ended April 30		Six months ended April 30
	2019	2018	2019	2018
Services received based on management services agreement	$13,053	$11,456	$37,466	$59,000
Reimbursement of third party expenses paid	$14,093	$13,544	$22,346	$37,850

Outstanding balances were as follows:

	April 30, 2019	July 31, 2018
Balance payable to HDSI	$2,979,775	$2,916,973

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	makes a cash payment of $180,207; and
●	issues 600,000 shares

The cash payment of $180,207 has been paid. Completion of the share portion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

(c)	Related Party Loan

In December 2018, the Company entered into a loan agreement with United Mineral Services, Ltd. (the “Lender”), a related party, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term and at an interest rate of 10% per annum calculated monthly and payable quarterly. As of April 30, 2019, interest payable of $1,273 has been accrued on the loan.

8.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.